Metropark USA, Inc.
5750 Grace Place
Los Angeles, CA 90022
Ph: (323) 622-3620
Fax: (626) 609-4996

June 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Erin Wilson

Re:	Metropark USA, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-151650)

Dear Ms. Wilson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Metropark USA, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-151650), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 13, 2008.

Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. The initial public offering would have been a discretionary financing for the Registrant.

The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Metropark USA, Inc., 5750 Grace Place, Los Angeles, California 90022, facsimile number (626) 609-4996, with a copy to the Registrant’s counsel, Cooley LLP, Attn: Charles S. Kim, 4401 Eastgate Mall, San Diego, California 92121, facsimile number (858) 550-6420. If you have any questions with respect to this matter, please contact Charles S. Kim of Cooley LLP at (858) 550-6049.

Sincerely,

METROPARK USA, INC.

/s/ RICK HICKS
RICK HICKS
VICE PRESIDENT, FINANCE

cc: CHARLES S. KIM, ESQ.